SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 15 May 2012

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

IAN LIVINGSTON

TONY CHANMUGAM

JEFF KELLY

ROEL LOUWHOFF

GAVIN PATTERSON

CLIVE SELLEY

NIGEL STAGG

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ILFORD TRUSTEES (JERSEY) LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

VESTING OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND SALES OF SHARES PRINCIPALLY TO COVER TAX DUE ON VESTING

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction

VESTING OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND SALES OF SHARES PRINCIPALLY TO COVER TAX DUE ON VESTING

9. Number of shares, debentures or financial instruments relating to shares acquired

IAN LIVINGSTON

SHARES VESTED UNDER THE INCENTIVE SHARE PLAN - 2,222,929

TONY CHANMUGAM

SHARES VESTED UNDER THE INCENTIVE SHARE PLAN - 1,035,186

JEFF KELLY

SHARES VESTED UNDER THE INCENTIVE SHARE PLAN - 857,708

ROEL LOUWHOFF

SHARES VESTED UNDER THE INCENTIVE SHARE PLAN - 508,511

GAVIN PATTERSON

SHARES VESTED UNDER THE INCENTIVE SHARE PLAN - 1,089,668

CLIVE SELLEY

SHARES VESTED UNDER THE INCENTIVE SHARE PLAN - 164,755

NIGEL STAGG

SHARES VESTED UNDER THE INCENTIVE SHARE PLAN - 231,007

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

IAN LIVINGSTON

SHARES SOLD TO COVER TAX DUE ON ISP VESTING - 1,158,235

TONY CHANMUGAM

SHARES SOLD TO COVER TAX DUE ON ISP VESTING - 539,374

ADDITIONAL SHARES SOLD - 247,906

JEFF KELLY

SHARES SOLD TO COVER TAX DUE ON ISP VESTING - 446,901

ADDITIONAL SHARES SOLD - 247,111

GAVIN PATTERSON

SHARES SOLD TO COVER TAX DUE ON ISP VESTING - 567,761

CLIVE SELLEY

SHARES SOLD TO COVER TAX DUE ON ISP VESTING - 77,656

NIGEL STAGG

SHARES SOLD TO COVER TAX DUE ON ISP VESTING - 120,364

ADDITIONAL SHARES SOLD - 57,900

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£2.077

14. Date and place of transaction

14 MAY 2012, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

IAN LIVINGSTON
PERSONAL HOLDING: SHARES - 2,335,029
BT GROUP DEFERRED BONUS PLAN: SHARES -2,021,773
BT GROUP INCENTIVE SHARE PLAN:  SHARES - 3,041,480
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 12,906 SHARES.

TONY CHANMUGAM
PERSONAL HOLDING: SHARES - 499,055
BT GROUP DEFERRED BONUS PLAN: SHARES - 586,867
BT GROUP INCENTIVE SHARE PLAN: SHARES - 1,333,283
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 37,384 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 12,110 SHARES.

JEFF KELLY
PERSONAL HOLDING: SHARES - 386,230
BT GROUP DEFERRED BONUS PLAN:  SHARES - 303,736
BT GROUP INCENTIVE SHARE PLAN:  SHARES - 1,331,434

ROEL LOUWHOFF
PERSONAL HOLDING: SHARES - 1,253,819
BT GROUP DEFERRED BONUS PLAN: SHARES - 533,045
BT GROUP INCENTIVE SHARE PLAN: SHARES - 751,112
BT GROUP EMPLOYEE SHARESAVE INTERNATIONAL SCHEME: AN OPTION OVER  8,632 SHARES

GAVIN PATTERSON
PERSONAL HOLDING: SHARES - 1,008,893
BT GROUP DEFERRED BONUS PLAN: SHARES - 656,515
BT GROUP INCENTIVE SHARE PLAN: SHARES -1,410,635
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 98,178 SHARES

CLIVE SELLEY
PERSONAL HOLDING: SHARES - 173,207
BT GROUP DEFERRED BONUS PLAN: SHARES - 170,266
BT GROUP INCENTIVE SHARE PLAN: SHARES - 581,647
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 74,028 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 24,575 SHARES.

NIGEL STAGG
PERSONAL HOLDING: SHARES - 182,975
BT GROUP DEFERRED BONUS PLAN: SHARES - 194,354
BT GROUP INCENTIVE SHARE PLAN: SHARES - 361,041
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 85,484 SHARES

16. Date issuer informed of transactions

15 MAY 2012

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

BT Group plc confirms that the person discharging managerial responsibilities/director Ian Livingston was granted an option over 796 shares under the BT Group Employee Sharesave Scheme in June 2010.

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

15 MAY 2012

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Andrew J Parker, Company Secretary
--------------------

Andrew J Parker, Company Secretary.

Date 15 May 2012